02059094

High Country bancorp, inc.

Annual Report

For the year ended
June 30, 2002

High Country bancorp, inc.

To Our Stockholders:

Management and the Board of Directors of High Country Bancorp, Inc. are pleased to present this Annual report to the Stockholders. We thank you for your support during the successful completion of another year.

During fiscal 2002, assets increased from $161.3 million to 176.6 million. This growth was a result of loan demand in the local economy, which continues to be solid. We continue to diversify our operations in order to expand our customer base. As a result, net income increased 31.4% from $1.27 million to $1.67 million or $1.85 per share. Book value per share increased from $16.09 to $17.82.

The Board of Directors has continued to work diligently to establish an operations infrastructure to manage the diversity of our balance sheet and meet the challenges of the economy. We continue to retain qualified employees to maintain the current level of business and prepare for anticipated growth. Overall, asset quality remains good despite a declining national economy and a local economy that has suffered by a reduction of tourism as a result of the forest fires and drought conditions.

We continue to repurchase stock when available. The Board of Directors believes our stock is undervalued. Our Secondary Mortgage Loan Department processed record levels of loans during the past year. The Commercial Loan Department and the Consumer Loan Department are successfully increasing volumes. The Operations Department has succeeded in growing core deposits. Additionally, branch offices in Salida, Leadville, and Buena Vista have shown good growth. We continue to study expansion alternatives.

Our 116 years of service and sound financial condition allow us to contribute to growth within our communities. We continue our commitment to our local customers.

We appreciate your support and invite you to review this Financial Report. We look forward to meeting the challenges of the financial services industry.

Sincerely,

Larry D. Smith
President and Chief Executive Officer

P.O. Box 1128, 130 West 2nd Street, Salida, CO, 81201 Phone (719) 539-2516 FAX (719) 539-6216

FINANCIAL HIGHLIGHTS

	At June 30,		Change	
	2002	2001	Amount	Percent
	(Dollars in thousands)			
Financial Position:				
Total assets	$ 176,585	$ 161,331	$ 15,254	9.46%
Loans receivable, net	143,837	136,834	7,003	5.12
Mortgage-backed and related securities	10,610	2,221	8,389	377.71
Investment securities	2,422	2,422	--	--
Deposits	116,142	98,517	17,625	17.89
Stockholders' equity	16,131	16,559	(428)	(2.58)
Number of common shares outstanding	905,409	1,028,992	(123,583)	(12.01)

	For the Year Ended June 30,		Change	
	2002	2001	Amount	Percent
	(Dollars in thousands)			
Results of Operations:				
Interest income	$ 12,756	$ 12,331	$ 425	3.45%
Interest expense	6,068	6,333	(265)	(4.18)
Net interest income	6,688	5,998	690	11.50
Provision for loan losses	236	385	(149)	(38.70)
Net interest income after provision for loan losses	6,452	5,613	839	14.95
Non-interest income	1,863	1,225	638	34.25
Non-interest expense	5,617	4,756	861	18.10
Net earnings	1,671	1,272	399	31.37

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

Selected Financial Condition Data:

	At June 30,				
	2002	2001	2000	1999	1998
	(Dollars in thousands)				
Total assets	$176,585	$161,331	$137,735	$114,014	$100,589
Cash	2,874	2,760	4,393	2,249	2,999
Interest-earning deposits	8,590	9,176	1,321	4,410	6,963
Securities available for sale	--	--	--	--	--
Securities held to maturity	10,610	2,221	2,843	3,639	4,637
Loans receivable, net	143,837	136,834	119,898	98,433	81,359
Savings deposits	116,142	98,517	82,770	72,604	63,425
Stockholders' equity	16,131	16,559	16,108	18,028	18,279
Number of:					
Real estate loans outstanding	1,179	1,285	1,282	1,231	1,185
Savings accounts	14,049	13,235	11,839	11,064	10,199
Full-service offices	4	4	4	3	3

Selected Operations Data:

	Year Ended June 30,				
	2002	2001	2000	1999	1998
	(In thousands)				
Interest income	$12,756	$ 12,331	$ 9,536	$ 8,536	$ 7,033
Interest expense	6,068	6,333	4,499	3,920	3,266
Net interest income	6,688	5,998	5,037	4,616	3,767
Provision for loan losses	236	385	210	230	219
Net interest income after provision for loan losses	6,452	5,613	4,827	4,386	3,548
Noninterest income	1,863	1,225	590	189	158
Subtotal	8,315	6,838	5,417	4,575	3,706
Noninterest expense:					
Compensation and benefits	3,379	2,742	2,216	1,866	1,506
Other	2,238	2,014	1,536	1,362	1,119
Total noninterest expense	5,617	4,756	3,752	3,228	2,625
Income before taxes	2,698	2,082	1,665	1,347	1,081
Income tax expense	1,027	810	619	507	428
Net income	$ 1,671	$ 1,272	$ 1,046	$ 840	$ 653

Operating Ratios

	At or for the Year Ended June 30,	
	2002	2001
Performance Ratios:		
Return on assets (ratio of net earnings to average total assets)	0.99%	0.84%
Return on equity (ratio of net earnings to average equity)	10.54	7.77
Ratio of average interest-earning assets to average interest-bearing liabilities	110.31	112.09
Ratio of net interest income, after provision for loan losses, to noninterest expense	114.84	118.49
Net interest rate spread (difference between weighted average yield on interest-earning assets and weighted average cost of interest-bearing liabilities)	3.80	3.68
Net yield on average interest-earning assets	4.19	4.23
Quality Ratios:		
Non-performing loans to total loans at end of period	1.13	1.31
Non-performing loans to total assets	0.92	1.11
Non-performing assets to total assets at end of period	0.96	1.11
Allowance for loan losses to non-performing loans at end of period	91.27	75.64
Allowance for loan losses to total loans	1.03	0.99
Capital Ratios:		
Equity to total assets at end of period	9.13	10.26
Average equity to average assets	9.35	10.86

BUSINESS OF THE COMPANY AND THE BANK

High Country Bancorp, Inc. High Country Bancorp, Inc. (the "Company") was incorporated under the laws of the State of Colorado in August 1997 for the purpose of becoming a savings and loan holding company for Salida Building and Loan Association which changed its name to High Country Bank (the "Bank") in February 2000. On December 9, 1997, the Bank consummated its conversion from mutual to stock form (the "Conversion") and the Company completed its offering of Common Stock through the sale and issuance of 1,322,500 shares of Common Stock at a price of $10.00 per share, realizing gross proceeds of $13.2 million and net proceeds of $12.7 million. The Company purchased all of the capital stock of the Bank with $5.8 million of the offering proceeds. On May 24, 1999, the Company announced that it was commencing a stock repurchase program to acquire up to 10% of the Company's outstanding shares of Common Stock, or up to 132,250 shares, over a 12-month period. On March 20, 2000, the Company announced a second stock repurchase program to acquire up to 10% of the Company's outstanding shares of Common Stock, or up to 119,025 shares, over a 12-month period. On November 8, 2000, the Company announced a third stock repurchase program to acquire up to 10% of the Company's outstanding shares of common stock, or up to 107,123 shares over a twelve month period. These repurchase programs, all of which have been completed, resulted in the repurchase of 400,291 shares of Company Common Stock. On November 5, 2001, the Company announced a fourth stock repurchase program to acquire up to 10% of the Company's outstanding shares of Common Stock, or up to 92,221 shares, over a 12-month period. Through September 16, 2002, 16,800 shares have been repurchased.

The Company engages in no significant activity other than investing the proceeds of the offering of Common Stock which it retained, holding the stock of the Bank and operating the business of a savings and loan association through the Bank. Accordingly, the information set forth in this report, including financial statements and related data, relates primarily to the Bank and its subsidiaries.

The Company's executive offices are located at 7630 West US Highway 50, Salida, Colorado. Its telephone number is (719) 539-2516.

High Country Bank. The Bank is a federal stock savings and loan association operating through offices located in Salida (2), Colorado, Buena Vista, Colorado and Leadville, Colorado and serving Chaffee, Lake, Western Fremont and Saguache Counties in Colorado. The Bank was chartered in 1886 as the first state-chartered building and loan association in Colorado. The Bank received federal insurance of its deposit accounts and became a member of the FHLB in 1937. The Bank became a federally chartered association on August 16, 1993 under the name of Salida Building and Loan Association. Effective December 9, 1997, the Bank became a stock savings and loan association. The Company's subsidiary, High Country Title and Escrow Company, offers title insurance and escrow closing services within the Bank's market area. At June 30, 2002, the Bank had total assets of $176.6 million, loans receivable (net) of $143.8 million, total deposits of $116.1 million and equity of $16.1 million.

Historically, the Bank has operated as a traditional savings institution by emphasizing the origination of loans secured by one- to four-family residences. Since fiscal 1996, the Bank has significantly increased its origination of consumer, commercial business and commercial real estate loans, including loans for the purchase and development of raw land, all of which loans have been originated in its market area.

The Bank is subject to examination and comprehensive regulation by the Office of Thrift Supervision ("OTS"), and the Bank's savings deposits are insured up to applicable limits by the Savings Association Insurance Fund ("SAIF"), which is administered by the Federal Deposit Insurance Corporation ("FDIC"). The Bank is a member of and owns capital stock in the Federal Home Loan Bank ("FHLB") of Topeka, which is one of 12 regional banks in the FHLB System. The Bank is further subject to regulations of the Federal Reserve Board governing reserves to be maintained and certain other matters. Regulations significantly affect the operations of the Bank.

The Bank's executive offices are located at 7360 West US Highway 50, Salida, Colorado 81201-0309 and its main telephone number is (719) 539-2516.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Prior to the acquisition of all of the outstanding stock of the Bank, the Company had no assets or liabilities and engaged in no business activities. Since its acquisition of the Bank, the Company has engaged in no significant activity other than holding the stock of the Bank, investing the net proceeds of the offering and operating the business of a savings and loan association through the Bank. Accordingly, the information set forth in this report, including financial statements and related data, relates primarily to the Bank.

The principal business of the Bank consists of accepting deposits from the general public and investing these funds primarily in loans and in investment securities and mortgage-backed securities. The Bank's loan portfolio consists primarily of loans secured by residential real estate located in its market area, with terms of 15 to 30 years, as well as commercial real estate, commercial business, land development and consumer loans.

The Bank's net income is dependent primarily on its net interest income, which is the difference between interest income earned on its loan, investment securities and mortgage-backed securities portfolio and interest paid on interest-bearing liabilities. Net interest income is determined by (i) the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities ("interest rate spread") and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. The Bank's interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. To a lesser extent, the Bank's net income also is affected by the level of noninterest expenses such as compensation and employee benefits and operating expenses.

The operations of the Bank are significantly affected by prevailing economic conditions, competition and the monetary, fiscal and regulatory policies of governmental agencies. Lending activities are influenced by the demand for and supply of housing, competition among lenders, the level of interest rates and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities and the levels of personal income and savings in the Bank's market area.

Forward-Looking Statements

When used in this Annual Report, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, competition and information provided by third-party vendors that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Asset/Liability Management

The Bank's asset/liability management strategy has been to emphasize shorter term loans and develop a deposit portfolio of transaction accounts. Beginning in late fiscal 1999 the Bank began selling long-term fixed-rate loans in the secondary market. The Bank's business plan calls for continued emphasis on shorter term, adjustable rate loans and sales of long-term fixed-rate loans.

As noted above, the Bank is seeking to reduce its exposure to changes in interest rates by originating shorter term consumer and commercial business loans with maturities of no more than 10 years and by selling long-term fixed-rate loans. The matching of the Bank's assets and liabilities may be analyzed by examining the extent to which its assets and liabilities are interest rate sensitive and by monitoring the expected effects of interest rate changes on the Bank's net interest income.

An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If the Bank's assets mature or reprice more quickly or to a greater extent than its liabilities, the Bank's net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. If the Bank's assets mature or reprice more slowly or to a lesser extent than its liabilities, the Bank's net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. As a result of the interest rate risk inherent in the historical savings institution business of originating long-term loans funded by short-term deposits, the Bank has pursued certain strategies designed to decrease the vulnerability of its earnings to material and prolonged changes in interest rates.

Interest Rate Sensitivity Analysis

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific period if it will mature or reprice within that period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities, and is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets.

Generally, during a period of rising interest rates, a negative gap would be expected to adversely affect net interest income while a positive gap would be expected to result in an increase in net interest income, while conversely during a period of declining interest rates, a negative gap would be expected to result in an increase in net interest income and a positive gap would be expected to adversely affect net interest income. As noted above, the Bank is attempting to improve its significant negative gap by emphasizing the origination of shorter term consumer and commercial business loans.

Net Portfolio Value. In recent years, the Bank has measured its interest rate sensitivity by computing the "gap" between the assets and liabilities which were expected to mature or reprice within certain periods, based on assumptions regarding loan prepayment and deposit decay rates formerly provided by the OTS. Currently, interest rate sensitivity is calculated to determine the amounts by which the net present value of an institution's cash flows from assets, liabilities and off balance sheet items (the institution's net portfolio value, or "NPV") would change in the event of a range of assumed changes in market interest rates. These computations estimate the effect on an institution's NPV from instantaneous and permanent 1% to 3% increases and decreases in market interest rates. In the Bank's interest rate sensitive policy, the Board of Directors has established a maximum decrease in net interest income and maximum decreases in NPV given these instantaneous changes in interest rates.

The following table sets forth the interest rate sensitivity of the Bank's net portfolio value as of June 30, 2002 in the event of 1%, 2% and 3% instantaneous and permanent increases in market interest rates, respectively. Due to an abnormally low prevailing interest rate environment, only a 1% instantaneous and permanent decrease in market interest rates is included. These changes are set forth below as basis points, where 100 basis points equals one percentage point.

Change	Net Portfolio Value			NPV as % of Portfolio Value of Assets	
in Rates	$ Amount	$ Change	% Change	NPV Ratio	Basis Point Change
	(Dollars in thousands)				
+ 300 bp	$ 22,644	-2,722	(11)%	12.40%	(99) bp
+ 200 bp	24,003	-1,362	(5)	12.96	(43) bp
+ 100 bp	24,925	-441	(2)	13.30	(10) bp
0 bp	25,366			13.40	
- 100 bp	25,191	-174	(1)	13.21	(19) bp

The following table sets forth the interest rate risk capital component for the Bank at June 30, 2002 given a hypothetical 200 basis point rate change in market interest rates.

	June 30, 2002
Pre-shock NPV Ratio: NPV as % of Portfolio Value of Assets........................	13.40%
Exposure Measure: Post-Shock NPV Ratio...	12.96%
Sensitivity Measure: Change in NPV Ratio...	43 bp

Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates and loan prepayments, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions the Bank may undertake in response to changes in interest rates.

Certain shortcomings are inherent in the method of analysis presented in both the computation of NPV and in the analysis presented in prior tables setting forth the maturing and repricing of interest-earning assets and interest-bearing liabilities. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in differing degrees to changes in market interest rates. The interest rates on certain of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other assets and liabilities may lag behind changes in market rates. Based on the above, net interest income should decline with instantaneous increases in interest rates while net interest income should increase with instantaneous declines in interest rates. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in the tables.

The Bank originates fixed-rate and variable-rate real estate loans and has historically held most loans in portfolio until maturity. Because the Bank's interest-bearing liabilities which mature or reprice within short periods substantially exceed its earning assets with similar characteristics, material and prolonged increases in interest rates generally would adversely affect net interest income, while material and prolonged decreases in interest rates generally, but to a lesser extent because of their historically low levels, would have the opposite effect.

Average Balance, Interest and Average Yields and Rates

The following table sets forth certain information relating to the Bank's average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and average cost of liabilities for the periods and at the date indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of assets or liabilities, respectively, for the periods presented. Management does not believe that the use of month-end balances instead of daily balances has caused any material difference in the information presented.

The table also presents information for the periods and at the date indicated with respect to the difference between the average yield earned on interest-earning assets and average rate paid on interest-bearing liabilities, or "interest rate spread," which savings institutions have traditionally used as an indicator of profitability. Another indicator of an institution's net interest income is its "net yield on interest-earning assets," which is its net interest income divided by the average balance of interest-earning assets. Net interest income is affected by the interest rate spread and by the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

	Year Ended June 30,					
	2002			2001		
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
			(Dollars in thousands)			
Interest-earning assets:						
Interest-bearing deposits	$ 10,615	$ 222	2.09%	$ 4,091	$ 52	1.27%
Investments	9,876	441	4.47	4,766	353	7.41
Loans	139,092	12,093	8.69	132,967	11,926	8.97
Total interest-earning assets	159,583	12,756	7.99	141,824	12,331	8.69
Non-interest-earning assets	9,944			8,915		
Total assets	$ 169,527			$ 150,739		
Interest-bearing liabilities:						
Savings deposits	$ 102,153	$ 3,488	3.41	$ 83,947	$ 3,663	4.36
FHLB advances	42,510	2,580	6.07	42,581	2,670	6.27
Total interest-bearing liabilities	144,663	6,068	4.19	126,528	6,333	5.01
Non-interest bearing liabilities	9,005			7,848		
Total liabilities	153,668			134,376		
Equity	15,859			16,363		
Total liabilities and equity	$ 169,527			$ 150,739		
Net interest income		$ 6,688			$ 5,998	
Net interest rate spread (1)			3.80%			3.68%
Net interest\dividend earning assets		$ 14,920			$ 15,296	
Net interest margin (2)			4.19%			4.23%
Average interest-earning assets to average interest-bearing liabilities (3)		110.31%			112.09%	

(1) Net interest rate spread represents the difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.
(2) Net interest margin represents net interest income divided by average interest-earning assets.
(3) Due to the immaterial amount of non-accruing loans, the balances of such loans have been included as interest-earning assets.

Rate/Volume Analysis

The following table sets forth certain information regarding changes in interest income and interest expense of the Bank for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to: (i) changes in volume (changes in volume multiplied by old rate); (ii) changes in rate (changes in rate multiplied by old volume); and (iii) changes in rate/volume (changes in rate multiplied by changes in volume).

	Year Ended June 30, 2002 vs. 2001			
	Increase (Decrease) Due to			
	Volume	Rate	Rate/ Volume	Total
	(In thousands)			
Interest-earning assets:				
Interest-bearing deposits	$ 83	$ 34	$ 53	$ 170
Investments	378	(140)	(150)	88
Loans	549	(365)	(17)	167
Total interest-earning assets	1,010	(471)	(114)	425
Interest-bearing liabilities:				
Deposits	794	(797)	(172)	(175)
FHLB advances	(5)	(85)	0	(90)
Total interest-bearing liabilities	789	(882)	(172)	(265)
Increase (decrease) in net interest income	$ 221	$ 411	$ 58	$ 690

Comparison of Financial Condition at June 30, 2002 and June 30, 2001

The Company's total assets increased by $15.3 million or 9.5% from $161.3 million at June 30, 2001 to $176.6 million at June 30, 2002. The increase in assets was due to mortgage-backed securities growth of $8.1 million and loan growth of $7.0 million.

Mortgage-backed securities classified as "held to maturity" increased by $8.1 million from $2.2 million at June 30, 2001 to $10.3 million at June 30, 2002. The Bank purchased adjustable-rate GNMA and FHLMC mortgage backed securities in order to improve investment yields as compared to interest-bearing deposits and lower interest rate risk. At June 30, 2002 the securities had an estimated fair value of $10.3 million. The Bank purchased $300,000 in local municipal bonds in March 2002. The bonds are classified as "held to maturity." At June 30, 2002 the securities had an estimated fair value of $310,000. The balance of the Company's investment portfolio was interest-bearing deposits which totaled $8.6 million at June 30, 2002. In the upcoming months, these funds may be used for paying down FHLB advances, seasonal deposit withdrawals, loan demand and investment purchases.

Net loans increased $7.0 million from $136.8 million at June 30, 2001 to $143.8 million at June 30, 2002. The increase in loans occurred in commercial real estate loans which increased $6.0 million, land loans which increased by $2.6 million and commercial nonmortgage loans which increased by $2.5 million. The Bank benefited from strong local demand for purchase financing and loan refinancing. The loan growth in these areas offset a $3.0 million decrease in single-family loans with the refinancing of portfolio loans into sold loans.

During the year, the Bank continued the program of ongoing loan sales of fixed-rate loans to the Federal Home Loan Mortgage Corporation (FHLMC). Loan sales for the year ended June 30, 2002 were $50.9 million compared to $28.0 million for the year ended June 30, 2001. The sales began in order to manage interest rate risk, compete with mortgage companies and increase fee income. At June 30, 2002, loans held for sale were $642,000. The loans are valued at the lower of cost or market.

As of June 30, 2002 and June 30, 2001, the non-performing loans in the Bank's portfolio were $1.6 and $1.8 million, respectively. The largest non-performing loan totals $729,000 and is a business purpose loan secured by two single-family residences and vacant land. No loss is expected on this loan. The total non-performing loans at June 30, 2002 included 22 loans secured by commercial real estate, single family residences, vacant land, business equipment and autos. During 2002, the Bank's primary lending area was and continues to be affected by a major drought. This drought and nearby forest fires negatively impacted the local tourism economy during the summer of 2002. Local businesses affected include local motels, rafting companies, and retailers. The Bank's largest borrower, whose primary business is rafting, has experienced significantly reduced sales. Although as of June 30, 2002, the loans to the largest borrower and other local tourism related businesses were not included with non-performing loans, management believes that because of the drought a number of these loans may eventually be disclosed as non-performing.

The allowance for loan losses totaled $1.5 million at June 30, 2002 and $1.3 million at June 30, 2001. At June 30, 2002 and June 30, 2001, the ratio of the allowance for loan losses to net loans was 1.03% and 0.99%, respectively. There was $105,000 of loans charged off and $6,000 in recoveries of previous loan losses during the year ended June 30, 2002. The determination of the allowance for loan losses is based on a review and classification of the Bank's portfolio and other factors, including the market value of the underlying collateral, growth and composition of the loan portfolio, the relationship of the allowance for loan losses to outstanding loans, historical loss experience, delinquency trends and prevailing economic conditions. Particular attention was focused on the Bank's commercial loan portfolio and any impaired loans. The Bank believes the current level of allowance for loan losses is adequate to provide for probable future losses, although there are no assurances that probable future losses, if any, will not exceed estimated amounts.

At June 30, 2002 deposits increased to $116.1 million from $98.5 million at June 30, 2001 or a net increase of 17.9%. The increase funded investment in mortgage-backed securities and loan growth. Competitive rates and stock market uncertainty fueled the growth. Management is continually evaluating the investment alternatives available to the Company's customers, and adjusts the pricing on its savings products to maintain its existing deposits.

Advances from the Federal Home Loan Bank decreased to $42.6 million at June 30, 2002 from $44.1 million at June 30, 2001. Funds from deposit growth and interest-bearing deposits were used to pay off maturing advances.

On November 5, 2001, the Company announced a plan to repurchase up to 10% or 92,221 shares of the outstanding stock. Since November 5, 2001, the Bank has repurchased 16,800 shares at a cost of $282,000. For the year ended June 30, 2002, the Bank repurchased 123,583 shares at a cost of $2.0 million. The Company paid dividends of $0.25 per share in November 2001 and May 2002.

Comparison of Operating Results for the Year Ended June 30, 2002 and 2001

Net Income. The Company's net income for the year ended June 30, 2002 was $1.7 million compared to $1.3 million for the year ended June 30, 2001. The increase in net income resulted primarily from increased interest income and non-interest loan sale income which offset increased compensation, and occupancy expenses.

Net Interest Income. Net interest income for the year ended June 30, 2002 was $6.7 million compared to $6.0 million for the year ended June 30, 2001. The increase is attributed to increased interest earned on interest earning assets due to loan growth, mortgage-backed security purchases and higher average interest-bearing deposits. Interest expense decreased due to lower interest costs which offset the increase in interest bearing liabilities. The average yield on interest earning assets decreased from 8.69% for the year ended June 30, 2001 to 7.99% for the year ended June 30, 2002. The decrease in yield is associated with the growth in lower earning interest bearing deposits and mortgage backed securities and lower rate loan refinances. The average cost of interest bearing liabilities also decreased from 5.01% for the year ended June 30, 2001 to 4.19% for the year ended June 30, 2002.

The decrease in average cost is due to less reliance on higher costing FHLB advances and lower deposit rates. The interest rate spread increased from 3.68% for the year ended June 30, 2001 to 3.80% for the year ended June 30, 2002.

Provision for Loan Losses. The provision for loan losses was $236,000 for the year ended June 30, 2002 compared to $385,000 for the year ended June 30, 2001. The decrease in the provision was due to relative stability of non-performing loans.

Non-interest Income. Non-interest income increased from $1.2 million for the year ended June 30, 2001 to $1.9 million for the year ended June 30, 2002. The increase is primarily due to loan sales of $50.9 million for the year ended June 30, 2002 compared to $28.0 million for the year ended June 30, 2001. Title and escrow fees and other income also increased due to greater loan activity resulting from historically low mortgage loan interest rates.

Non-interest Expense. Non-interest expense increased from $4.8 million for the year ended June 30, 2001 to $5.6 million for the year ended June 30, 2002. The majority of the increase was in compensation and benefit expense, occupancy expense and other expenses. The increases are tied to additional employees and other expenses due to growth.

Liquidity and Capital Resources

The Company's primary sources of funds consist of deposits, FHLB advances, repayment of loans and mortgage-backed securities, maturities of investments and interest-bearing deposits, and funds provided from operations. While scheduled repayments of loans and mortgage-backed securities and maturities of investment securities are predicable sources of funds, deposit flows and loan prepayments are greatly influenced by the general level of interest rates, economic conditions and competition. The Company uses its liquidity resources principally to fund existing and future loan commitments, to fund maturing certificates of deposit and demand deposit withdrawals, to fund maturing FHLB advances, to invest in other interest-earning assets, to maintain liquidity, and to meet operating expenses. Management believes that proceeds from loan repayments and other sources of funds will be adequate to meet the Company's liquidity needs for the immediate future.

The Bank is required to maintain sufficient liquidity to ensure a safe and sound operation. Management believes that the Bank's sources of liquidity for potential uses are adequate under the revised regulations.

Impact of Inflation And Changing Prices

The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and results of operations in terms of historical dollars without considering changes in the relative purchasing power of money over time because of inflation. Unlike most industrial companies, virtually all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the effects of general levels of inflation. Interest rates do not necessarily move in same direction or in the same magnitude as the prices of goods and services.

Impact of New Accounting Standards

In December 2001, the Accounting Standards Executive Committee issued Statement of Position 01-06, Accounting by Certain Entities (Including Entities With Trade Receivables) That Lend to or Finance the Activities of Others. This SOP reconciles and conforms, as appropriate, the accounting and financial reporting provisions established by the BSI Guide, CU Guide, and FC Guide. This SOP eliminates differences in accounting established by the Guides where such differences are not warranted. In addition, the SOP carries forward accounting guidance for transactions unique to certain financial entities. Most of the differences between the respective guides represent presentation or disclosure requirements. The impact of adopting this SOP in December 2001 did not have a material affect on the financial statements or the disclosures.

CONSOLIDATED FINANCIAL STATEMENTS
HIGH COUNTRY BANCORP, INC. AND SUBSIDIARIES

GRIMSLEY, WHITE & COMPANY

Certified Public Accountants
And Management Consultants

301 Raton Avenue
La Junta, Colorado 81050-1697
719-384-5489

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
High Country Bancorp, Inc.
Salida, Colorado

We have audited the accompanying consolidated statements of financial condition of High Country Bancorp, Inc. as of June 30, 2002 and 2001, and the related consolidated statements of income, equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of High Country Bancorp, Inc. as of June 30, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

GRIMSLEY, WHITE & COMPANY

La Junta, Colorado
August 27, 2002

HIGH COUNTRY BANCORP, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

JUNE 30, 2002 AND 2001

ASSETS	2002	2001
Cash and amounts due from banks	$ 2,873,502	$ 2,759,671
Interest- bearing deposits at other institutions	8,590,443	9,175,856
Mortgage-backed securities, held to maturity	10,306,936	2,220,909
Securities held to maturity	303,039	-
Loans receivable - net	143,195,129	135,916,318
Loans held for sale	642,000	917,500
Federal Home Loan Bank stock, at cost	2,421,600	2,421,600
Accrued interest receivable	1,299,341	1,121,412
Property and equipment, net	6,069,688	6,111,907
Mortgage servicing rights	6,788	14,504
Prepaid expenses and other assets	693,583	508,187
Deferred income taxes	183,100	162,800
TOTAL ASSETS	$176,585,149	$ 161,330,664
LIABILITIES AND EQUITY		
LIABILITIES		
Deposits	$116,142,046	$ 98,517,228
Advances by borrowers for taxes and insurance	-	29,724
Escrow accounts	657,271	1,070,624
Accounts payable and other liabilities	1,013,064	988,588
Advances from Federal Home Loan Bank	42,641,665	44,124,999
Accrued income taxes payable	-	40,167
TOTAL LIABILITIES	160,454,046	144,771,330
Commitments and contingencies		
EQUITY		
Preferred stock- $.01 par value; authorized 1,000,000 shares; no shares issued or outstanding	-	-
Common stock-$.01 par value; authorized 3,000,000 shares; issued and outstanding 905,409 (2002)and 1,028,992 shares (2001)	9,054	10,290
Paid-in capital	7,262,469	9,151,686
Retained earnings - substantially restricted	9,461,842	8,215,667
Note receivable from ESOP Trust	(521,065)	(626,865)
Deferred MRP stock awards	(81,197)	(191,444)
TOTAL EQUITY	16,131,103	16,559,334
TOTAL LIABILITIES AND EQUITY	$176,585,149	$ 161,330,664

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

HIGH COUNTRY BANCORP, INC.

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED JUNE 30, 2002 AND 2001

	2002	2001
Interest Income		
Interest on loans	$ 12,092,902	$ 11,926,363
Interest on securities held-to-maturity	306,060	178,492
Interest on other interest- bearing assets	356,547	226,839
Total interest income	12,755,509	12,331,694
Interest Expense		
Deposits	3,488,371	3,662,818
Federal Home Loan Bank advances	2,579,583	2,670,482
Total interest expense	6,067,954	6,333,300
Net interest income	6,687,555	5,998,394
Provision for losses on loans	236,000	385,000
Net income after provision for loan losses	6,451,555	5,613,394
Noninterest Income		
Service charges on deposits	262,747	209,496
Loans sold	802,851	408,872
Title and escrow fees	354,265	305,278
Other	443,110	301,065
Total noninterest income	1,862,973	1,224,711
Noninterest Expense		
Compensation and benefits	3,378,607	2,742,264
Occupancy and equipment	1,261,385	1,115,756
Insurance and professional fees	289,121	249,549
Other	687,627	648,075
Total noninterest expense	5,616,740	4,755,644
Income before income taxes	2,697,788	2,082,461
Income tax expense	1,026,449	810,082
Net income	$ 1,671,339	$ 1,272,379
Basic Earnings Per Common Share	$ 1.90	$ 0.96
Diluted Earning Per Common Share	$ 1.85	$ 0.96
Weighted Average Common Shares Outstanding		
Basic	877,653	1,090,233
Diluted	905,173	1,090,233
Dividends Paid Per Share	$ 0.500	$ 0.450

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

HIGH COUNTRY BANCORP, INC.

CONSOLIDATED STATEMENTS OF EQUITY

YEARS ENDED JUNE 30, 2002 AND 2001

	COMMON STOCK	PAID-IN CAPITAL	RETAINED EARNINGS	NOTE RECEIVABLE ESOP	DEFERRED STOCK AWARDS
BALANCES JUNE 30, 2000	$ 10,712	$ 9,720,159	$ 7,433,495	$ (732,665)	$ (324,052)
Net income			1,272,379		
MRP stock awards		290			132,608
ESOP contribution		37,977			
ESOP note payment				105,800	
Stock purchased and retired	(422)	(606,740)			
Dividends paid			(490,207)		
BALANCES JUNE 30, 2001	10,290	9,151,686	8,215,667	(626,865)	(191,444)
Net income			1,671,339		
MRP stock awards		18,583			110,247
ESOP contribution		77,796			
ESOP note payment				105,800	
Stock purchased and retired	(1,236)	(1,985,596)			
Dividends paid			(425,164)		
BALANCES JUNE 30, 2002	$ 9,054	$ 7,262,469	$ 9,461,842	$ (521,065)	$ (81,197)

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

HIGH COUNTRY BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED JUNE 30, 2002 AND 2001

	2002	2001
Operating Activities		
Net income	$ 1,671,339	$ 1,272,379
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization of:		
Deferred loan origination fees	(182,137)	(137,549)
Premiums on investments	169,735	5,124
Loss on disposition of equipment	8,326	12,598
Compensation expense on ESOP shares	105,800	105,800
Compensation expense on Management Recognition Plan	73,651	132,897
ESOP market value expense	77,796	37,977
Provision for losses on loans	236,000	385,000
Deferred income taxes	(20,300)	(116,500)
Depreciation	442,898	398,647
Income taxes	(40,167)	28,593
Net change in miscellaneous assets	(355,609)	(338,103)
Net change in miscellaneous liabilities	79,655	226,035
Net cash provided by operating activities	2,266,987	2,012,898
Investing Activities		
Net change in interest bearing deposits	585,413	(7,854,938)
Net change in loans receivable	(7,057,174)	(17,183,728)
Purchase of securities held-to-maturity	(11,057,788)	-
Principal repayments of securities-held-to-maturity	2,498,987	616,856
Purchase of Federal Home Loan Bank stock	-	(564,600)
Purchases of property and equipment	(409,005)	(451,211)
Net cash used by investing activities	(15,439,567)	(25,437,621)
Financing Activities		
Net change in deposits	17,624,818	15,746,830
Net change in escrow funds	(443,077)	(744,356)
Purchase of common stock	(1,986,832)	(607,162)
Cash dividends paid	(425,164)	(490,207)
Proceeds (payment) on FHLB advances	(1,483,334)	7,886,666
Net cash provided by financing activities	13,286,411	21,791,771
Net change in cash and cash equivalents	113,831	(1,632,952)
Cash and cash equivalents, beginning	2,759,671	4,392,623
Cash and cash equivalents, ending	$ 2,873,502	$ 2,759,671
Supplemental disclosure of cash flow information		
Cash paid for:		
Taxes	$ 1,169,834	$ 664,989
Interest	6,094,060	6,328,232

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE -1 OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a description of the more significant accounting policies which High Country Bancorp, Inc. (the Company) and its wholly owned subsidiary High Country Bank formerly Salida Building and Loan Association (the Bank) and its wholly owned subsidiary High Country Title and Escrow Company follow in preparing and presenting the consolidated financial statements.

Basis of Presentation
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary High Country Bank and its wholly owned subsidiary High Country Title and Escrow Company. All significant intercompany accounts and transactions have been eliminated.

Organization
High Country Bank (the Bank) is a federal stock savings and loan association with its main office in Salida, Colorado and branch offices in Salida, Leadville and Buena Vista, Colorado. The Bank provides a variety of financial services to the area it serves. Its primary deposit products are interest-bearing checking accounts and certificates of deposit, and its primary lending products are real estate mortgages, consumer and commercial loans.

High Country Title & Escrow Company provides title, escrow and closing services primarily in Chaffee County.

The Company's purpose is to act as a holding company with the Bank as its sole subsidiary. The Company's principal business is the business of the Bank, title and escrow transactions of the wholly owned subsidiary of the bank, and holding investments.

Savings deposits of the Bank are insured by the Federal Deposit Insurance Corporation ("FDIC") up to certain limitations. The Bank pays a premium to FDIC for the insurance of such savings.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Securities and Mortgage-Backed Securities
Securities Held to Maturity. Bonds and notes for which the entities have the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

Securities Available for Sale. Available-for-sale securities consist of bonds and notes not classified as trading securities or as held-to-maturity securities.

Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of shareholders' equity until realized.

Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary would result in write-downs of the individual securities to their fair value. Should the entities incur write-downs they will be included in earnings as realized losses.

NOTE -1 OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

Federal Home Loan Bank Stock

The stock is an equity interest in the Federal Home Loan Bank of Topeka. The Bank, as a member of the FHLB, is required to maintain an investment in capital stock of the FHLB. The stock is carried at cost, as its cost is assumed to equal its market value. FHLB stock can only be sold at par value to the FHLB or to another member institution. The FHLB declares cash and stock dividends. The stock dividends are recognized as income due to the fact they are redeemable at par value ($100 per share) from the FHLB or another member institution.

Loans

Loans are stated at unpaid principal balances, less the allowance for loan losses, net of deferred loan fees and loans in process.

Loan origination and commitment fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method. Amortization of deferred loan fees is discontinued when a loan is placed on nonaccrual status.

Loans are placed on nonaccrual status when principal and interest is delinquent for 90 days or more. Uncollectible interest on these loans is charged off, or an allowance is established, based on management's periodic evaluation, and by a charge to interest income equal to all interest previously accrued. Income is subsequently recognized only to the extent that cash payments are received.

Management has determined that first mortgage loans on one-to-four family properties, home equity, second mortgage loans, and all consumer loans are large groups of smaller-balance homogenous loans that are collectively evaluated. Accordingly, such loans are outside the scope of FASB Statement Nos. 114 and 118.

Management considers an insignificant delay, which is determined as 90 days by the Association, will not cause a loan to be classified as impaired. A loan is not impaired during a period of delay in payment if the bank expects to collect all amounts due including interest accrued at the contractual interest rate for the period of delay. All loans identified as impaired are evaluated independently by management.

Loans Held for Sale

Loans originated and held for sale in the secondary market are carried at the lower or cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level, which, in management's judgment, is adequate to absorb losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, specific impaired loans, and economic conditions. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Such provisions are based on management's estimate of net realizable value or fair value of the collateral, as applicable. These estimates are susceptible to economic changes that could result in a material adjustment to results of operations in the near term. Recovery of the carrying value of such loans is dependent to a great extent on economic, operational, and other conditions that may be beyond the Bank's control.

NOTE -1 OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued

Loan Servicing

The cost of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using primarily the straight-line method over the estimated useful lives of the related assets. Estimated useful lives of furniture, fixtures, and equipment range from two to ten years; buildings and improvements range from five to forty years.

Income Taxes

Income taxes are provided in accordance with SFAS No. 109, Accounting for Income Taxes. Under the provisions of SFAS No. 109, deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates which will be in effect when these differences are expected to reverse. If appropriate, deferred tax assets are reduced by a valuation allowance, which reflects expectations of the extent to which such assets will be realized. The Company and its subsidiaries filed individual income tax returns in prior years but will file a consolidated return for the current year.

Financial Instruments

Off-balance sheet instruments. In the ordinary course of business the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit, and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded.

Fair Values of Financial Instruments

The following methods and assumptions were used by the entities in estimating fair values of financial instruments as disclosed herein:

Cash and short-term instruments. The carrying amounts of cash and short-term instruments approximate fair values.

Available-for-sale and held-to-maturity securities. Fair values for securities, excluding restricted equity securities, are based on quoted market prices. The carrying values of restricted equity securities approximate fair values.

Loans receivable. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying-values. Fair values for mortgage loans, consumer loans, commercial real estate and commercial loans are estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable.

Deposit Liabilities. The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date. The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit (CDs) approximate their fair values at the reporting date. Fair values for fixed-rate CDs are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Advances from Federal Home Loan Bank. The fair values are based on the borrowing rates and remaining maturities.

NOTE -1 OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash Equivalents
For the purpose of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and interest-bearing deposits at other institutions. The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents

Earnings Per Share
The Company adopted Financial Accounting Standards Board Statement No. 128 relating to earnings per share. The statement requires dual presentations of basic and diluted earnings per share on the face of the income statement. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shares in the earnings of the entity.

Stock Compensation Plan
Statement of Financial Accounting Standards (SFAS) No. 123 Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied.

Advertising Costs
Advertising costs are charged to expense as incurred.

NOTE -2 SECURITIES
Securities are classified in categories and accounted for as follows:

Mortgage-Backed Securities Held-to-Maturity
The amortized cost and estimated fair value of mortgage-backed held-to-maturity securities at June 30, 2002 and 2001 are as follows:

2002	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage-backed securities				
GNMA certificates	$ 7,506,205	$ 10,197	$ (28,943)	$ 7,487,459
FHLMC certificates	1,989,034	22,673	(5,998)	2,005,709
FNMA certificates	811,697	15,431	(38)	827,090
	$10,306,936	$ 48,301	$ (34,979)	$10,320,258

NOTE -2 SECURITIES (Continued)

2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage-backed securities				
GNMA certificates	$ 627,745	$ 12,387	$ 0	$ 640,132
FHLMC certificates	370,551	5,345	(5,696)	370,200
FNMA certificates	1,222,613	17,951	0	1,240,564
	$ 2,220,909	$ 35,683	$ (5,696)	$ 2,250,896

Expected maturities on the mortgage backed securities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Securities Held-to-Maturity

The amortized cost and estimated fair value of held-to-maturity securities are as follows:

2002	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Chaffee County Bonds	$ 303,039	$ 7,247	$ 0	$ 310,286

The amortized cost and fair value of debt securities held-to-maturity by contractual maturity at June 30, 2002 follows:

	Amortized Cost	Fair Value
Over 1 year through 5 years	$ 201,664	$ 206,198
After 5 years	101,375	104,088
	$ 303,039	$ 310,286

At June 30, investments with a carrying value of $3,855,122 (2002) and $1,808,760 (2001) were pledged as collateral for deposits of public funds.

NOTE -3 LOANS RECEIVABLE

Loans receivable at June 30, are summarized as follows

	2002	2001
Loans secured by real estate:		
One-to-four family residences	$ 59,167,162	$ 62,163,878
Commercial real estate	35,549,596	29,562,996
Construction	9,411,762	9,059,977
Land	11,243,700	8,677,500
Total Loans Secured by Real Estate	115,372,220	109,464,351
Consumer loans, net of discounts	13,676,535	14,597,005
Loans collateralized by savings accounts	767,298	740,310
Commercial loans	18,610,505	16,064,527
Other loans	59,427	50,317
Total Loans	148,485,985	140,916,510
Less:		
Undisbursed portion of loans in process	3,194,636	3,026,054
Deferred loan origination fees	610,997	626,181
Allowance for loan losses	1,485,223	1,347,957
Loans Receivable, Net	$ 143,195,129	$ 135,916,318

NOTE -3 LOANS RECEIVABLE (Continued)

The changes in the allowance for loan losses were as follows:

	2002	2001
Balance, beginning of year	$ 1,347,957	$ 1,002,760
Provision for losses	236,000	385,000
Recoveries	6,240	1,027
Losses incurred	(104,974)	(40,830)
Balance, end of year	$ 1,485,223	$ 1,347,957

Overdrafts in demand deposit accounts in the amount of $24,649 have been reclassified as consumer loans for 2002.

At June 30, the Bank had adjustable interest rate loans of approximately $18,890,000 (2002) and $6,878,000 (2001). The adjustable rate loans have interest rate adjustment limitations and are generally indexed to the 1-year U.S. Treasury Note rate or prime rate. Future market factors may affect the correlation of the interest rate adjustment with the rate the Bank pays on the short-term deposits that have been primarily utilized to fund these loans.

As of June 30, 2002, $2,016,927 of loans had been pledged as collateral for deposits of public funds.

Loans receivable at June 30 include loans to officers and directors of approximately $1,018,289 (2002) and $1,338,000 (2001). For the year ended June 30, 2002, $1,056,000 of new loans was made and payments of $824,000 were received and two loans of $529,000 were sold.

NOTE -4 LOAN SERVICING

Mortgage loans serviced for others are not included in the accompanying statements of financial condition. The unpaid principal balances of these loans at June 30 are summarized as follows:

	2002	2001
Mortgage loan portfolios serviced for:		
FHLMC	$ 2,893,075	$ 3,635,591

In connection with these loans serviced for others at June 30, the Bank held borrowers' escrow balances of $(12,417) in 2002 and $456 in 2001.

NOTE -5 ACCRUED INTEREST RECEIVABLE

Interest receivable at June 30, relates to the following:

	2002	2001
Loans	$ 1,248,797	$ 1,105,226
Mortgage-backed securities	49,658	16,186
Other investments	886	0
	$ 1,299,341	$ 1,121,412

NOTE -6 PROPERTY AND EQUIPMENT

Property and equipment and the related accumulated depreciation at June 30, are summarized as follows:

	2002	2001
Land and improvements	$ 599,098	$ 584,132
Buildings and improvements	5,121,019	5,009,917
Furniture, fixtures and equipment	2,122,178	2,085,341
Construction in progress	0	12,000
	7,842,295	7,691,390
Less accumulated depreciation	(1,772,607)	(1,579,483)
	$ 6,069,688	$ 6,111,907

Depreciation expense for the years ended June 30, totaled $442,898 (2002) and $398,647 (2001).

NOTE -7 DEPOSIT ACCOUNTS

Deposit accounts at June 30 are summarized as follows:

	2002 Weighted Average Amount	2002 Rate	2001 Weighted Average Amount	2001 Rate
NOW accounts, including non-interest bearing deposits of $7,331,000 (2002) and $6,738,274 (2001)	$ 30,063,429	.64%	$ 25,874,424	1.13%
Money market and savings accounts	28,274,752	1.37%	23,065,825	2.95%
Certificate accounts	57,803,865	4.27%	49,576,979	5.83%
	$ 116,142,046		$ 98,517,228	

At June 30, 2002, scheduled maturities of the above certificate accounts are summarized as follows:

	Year ending June 30, 2003	2004	2005	2006	2007 and thereafter
1.01-2.00	$ 1,116,365				
2.01-3.00	13,791,840	$ 295,679	$ 40,335		
3.01-4.00	6,478,686	4,542,985	96,985	$ 142,871	$ 51,582
4.01-5.00	11,030,021	2,007,704	110,594	218,657	737,264
5.01-6.00	6,778,314	1,046,940	694,306	448,205	81,256
6.01-7.00	4,751,825	440,665	309,383	532,006	197,707
7.01-8.00	700,774	311,521	346,414	502,981	
	$ 44,647,825	$ 8,645,494	$ 1,598,017	$ 1,844,720	$ 1,067,809

The aggregate amount of certificates of deposits with a minimum denomination of $100,000 at June 30 was $18,324,452 (2002) and $13,899,773 (2001).

Deposits in excess of $100,000 are not insured by the Savings Association Insurance Fund (SAIF).

Interest expense on deposits for the years ended June 30 is summarized as follows:

	2002	2001
NOW accounts	$ 196,167	$ 253,240
Money market and savings accounts	510,334	689,816
Certificate accounts	2,781,870	2,719,762
	$ 3,488,371	$ 3,662,818

NOTE -8 ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank (FHLB) at June 30 are summarized as follows:

	Interest Rate	2002	2001
Maturing within one year	5.49-7.05%	$ 9,666,665	$ 4,500,000
Maturing in 2004	5.14-6.91%	7,500,000	9,999,999
Maturing in 2005	4.18-7.34%	6,000,000	7,500,000
Maturing in 2006	5.54-6.98%	3,500,000	5,500,000
Maturing in 2007	4.97-5.31%	3,000,000	3,500,000
Maturing after 2007	5.37-6.10%	12,975,000	13,125,000
		42,641,665	44,124,999
Line of credit	7.28%	0	0
		$ 42,641,665	$ 44,124,999

NOTE -8 ADVANCES FROM FEDERAL HOME LOAN BANK (Continued)

Pursuant to collateral agreements with the FHLB, advances are secured by a blanket pledge agreement with the FHLB, which includes single family and commercial real estate loans.

At June 30, 2002, the Bank has an approved line of credit subject to the maximum amount of credit available to the Bank under the FHLB's credit policies, which expires April 25, 2003. No amount was drawn on the line of credit at June 30, 2002 or 2001.

NOTE -9 INCOME TAXES

The provision for income taxes consists of the following:

	2002	2001
Current	$ 1,046,749	$ 926,582
Deferred	(20,300)	(116,500)
	$ 1,026,449	$ 810,082

The effective tax rate on income before the provisions for income taxes differs from the federal statutory income tax rate of 34% for the following reasons:

	2002	2001
Provision for income taxes at statutory rate	$ 917,248	$ 708,000
Nondeductible expenses for tax purposes	39,981	32,000
State income taxes, net of federal income tax benefit	68,143	68,300
Other, net	1,077	1,782
	$ 1,026,449	$ 810,082
Effective tax rates	38%	39%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The net deferred tax assets (liabilities) as of June 30 are as follows:

	2002	2001
Difference between tax basis and carrying basis of FHLB stock	$ (196,600)	$ (196,600)
Tax depreciation in excess of Financial statement amounts	(129,200)	(101,100)
Difference between tax basis and carrying basis of long term incentive plan	129,200	134,000
Other	(6,800)	(2,400)
Loan loss allowance	386,500	328,900
Net deferred tax asset	$ 183,100	$ 162,800

Management has determined that a valuation allowance is not required.

NOTE -9 INCOME TAXES (Continued)

The deferred tax expense (benefit) results from timing differences in the recognition of income and expense for tax and financial purposes. The sources and tax effects of these temporary timing differences are as follows:

	2002	2001
Accumulated depreciation	$ 28,100	$ 17,100
Allowance for loan losses - net	(57,600)	(127,100)
Other	4,400	2,100
Long-term incentive plan	4,800	(8,600)
	$ (20,300)	$ (116,500)

The Bank was in prior years permitted under the Internal Revenue Code to deduct an annual addition to reserve for bad debts in determining taxable income, subject to certain limitations. This deduction differed from the bad debt provision used for financial accounting purposes. Bad debt deductions for income tax purposes are included in taxable income of later years only if the bad debt reserve is used subsequently for purposes other than to absorb bad debt losses. Because the Bank does not intend to use the reserve for purposes other than to absorb losses, no deferred income taxes have been provided. Retained earnings at June 30, 2002, include approximately $1,169,000, representing such bad debt deductions for which no income taxes have been provided.

NOTE -10 REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios as outlined below. Management believes, as of June 30, 2002. The Bank meets all capital adequacy requirements to which it is subject.

As of September 17, 2001, the most recent notification from Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios. There are no conditions or events since that notification that management believes have changed the institution's category.

The following is a reconciliation of capital computed under accounting principles generally accepted in the United States (GAAP) to regulatory capital. OTS regulations specify minimum capital requirements for the Bank. The following reconciliation also compares the capital requirements as computed to the minimum capital requirements for the Bank, as of June 30.

	2002	2001
Equity Per GAAP	$ 16,034,000	$ 14,196,000
Less Servicing Rights Plus Valuations	(1,000)	(1,000)
Equity Per GAAP- Tier I Capital	16,033,000	14,195,000
Valuation Allowance	1,485,000	1,348,000
Regulatory Capital	$ 17,518,000	$ 15,543,000

NOTE -10 REGULATORY CAPITAL REQUIREMENTS (Continued)

	Actual		Minimum Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Regulations	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2002						
Total Capital (to Risk Weighted Assets)	$ 17,518,000	13.66%	$ 10,261,000	8.00%	$ 12,826,000	10.00%
Tier I Capital (to Risk Weighted Assets)	16,033,000	12.50	3,848,000	3.00	7,695,000	6.00
Tier I Capital (to Average Assets)	16,033,000	9.45	2,545,000	1.50	8,484,000	5.00
Tangible Capital (to Tangible Assets)	16,033,000	9.06	2,653,000	1.50	N/A	
2001						
Total Capital (to Risk Weighted Assets)	$15,543,000	13.05%	$ 9,531,000	8.00%	$ 11,914,000	10.00%
Tier I Capital (to Risk Weighted Assets)	14,195,000	11.91	3,574,000	3.00	7,148,000	6.00
Tier I Capital (to Average Assets)	14,195,000	9.42	2,261,000	1.50	7,537,000	5.00
Tangible Capital (to Tangible Assets)	14,195,000	8.78	2,426,000	1.50	N/A	

The Bank's management believes that, under the current regulations, the Bank will continue to meet its minimum capital requirements in the coming year. However, events beyond the control of the Bank, such as increased interest rates or a downturn in the economy in the Bank's operating area, could adversely affect future earnings and, consequently, the ability of the Bank to meet its future minimum capital requirements.

NOTE -11 BENEFIT PLANS

The Bank adopted a Long-Term Incentive Plan covering the directors and key employees of the Bank. On June 30 of each year the participants will have a contribution made to their account providing the participant continues to be an employee or director of the Bank. Prior to distribution under the terms of the Plan, each participant's account shall be credited with a rate of return, on any amounts previously credited, equal to the highest rate of interest paid by the Bank on one-year certificates of deposit, or after conversion the rate of return will equal the dividend-adjusted rate of return on the common stock.

Amounts credited to Participant's Accounts on the effective date and thereafter shall be fully vested. Account balances shall be paid, in cash, in ten equal annual installments beginning during the first quarter of the calendar year which next follows the calendar year in which the participant ceases to be a director or employee for any reason, with subsequent payments being made by the last day of the first quarter of each subsequent calendar year until the participant has received the entire amount of his account. Notwithstanding the foregoing a participant may elect to have his account paid in lump sum distribution or in annual payments over a period less than ten years. Any benefits accrued under the plan will be paid from the Bank's general assets. The Bank has established a trust in order to hold assets with which to pay benefits. Trust assets, which are included in the consolidated statement of financial condition, will be subject to the claims of the Bank's general creditors. The expense for the plan recognized for the years ended June 30, 2002 and 2001 was $72,000 and $32,987.

As part of the conversion to stock, the Bank established an ESOP to benefit substantially all employees. The ESOP purchased 105,800 shares of common stock in the conversion with proceeds received from a loan from the Company. The note is to be repaid in ten annual principal installments of $105,800, starting June 30, 1998. Interest is based on the Wall Street Journal Prime plus one percent, and is adjusted annually on July 1. The interest rate for 2002 was 7.75%. The unallocated shares of stock held by the ESOP are pledged as collateral on the debt. The ESOP is funded by contributions made by the Bank in amounts sufficient to retire the debt. At June 30, 2002 and June 30, 2001, the outstanding balance of the note receivable was $521,065 and $626,865 and is presented as a reduction of stockholders' equity. ESOP compensation expense for the years ended June 30, 2002 and 2001 was $123,317 and $146,768.

In November 1993, the AICPA issued Statement of Position 93-6 "Employers' Accounting for Employee Stock Ownership Plans." The statement was adopted December 9, 1997, the effective date of the Association's conversion to a stock company. The Statement requires, among other things, that: (1) for ESOP shares committed to be released in a period to compensate employees directly, employers should recognize compensation cost equal to the average fair value (as determined on a monthly basis) of the shares committed to be released, (2) dividends on unallocated shares used to repay ESOP loans are not considered dividends for financial reporting purposes, dividends on allocated or committed shares are credited to the accounts of the participants and reported as dividends in the financial statements, (3) for an internally leveraged ESOP, the Company's loan receivable and the ESOP note payable as well as the interest income/expense is not reflected in the consolidated financial statements and (4) for earnings per share computations, ESOP shares that have been committed to be released should be considered outstanding. ESOP shares that have not been committed to be released should not be considered outstanding.

The ESOP shares as of June 30, 2002 are as follows:

Shares released	42,320
Shares committed to be released for allocation	10,580
Unreleased shares	52,900
Total ESOP shares	105,800
Fair value of unreleased shares	$ 1,007,745

NOTE -11 BENEFIT PLANS (Continued

The board of directors of the Company approved a Management Recognition Plan ("MRP") for directors and employees. The MRP was approved by the stockholders at the annual meeting in December 1998. The Company purchased in the open market 39,675 shares of its common stock, at a cost of $551,721, to fund the MRP. Under the terms of the plan 33,836 shares of common stock were awarded to directors and employees. The shares awarded pursuant to the MRP have a vesting schedule, which provides that 25% of the shares awarded will automatically vest on the effective date of the award and 25% will vest on each subsequent anniversary date. Compensation expense related to the MRP was $73,651 and $132,897 for the years ended June 30, 2002 and 2001.

The bank also has a noncontributory 401(K) plan which employees may elect to join after 90 days of employment.

NOTE -12 FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. At June 30, 2002, the Bank has commitments to fund mortgage loans of $2,406,000, with interest rates from 4.75% to 9.50%, unfunded lines of credit of $7,092,000, and letters of credit of $250,000. The Bank makes contractual commitments to extend credit, which are legally binding agreements to lend money to customers at prevailing interest rates for specified periods of time. The credit risk involved in issuing these commitments is essentially the same as that involved in extending loan facilities to customers.

As such, the Bank's exposure to credit loss, in the event of non-performance by the counterparty to the financial instrument, is represented by the contractual amount of those instruments. However, the Bank applies the same credit standards used in the lending process when extending these commitments, and periodically reassesses the customers' credit worthiness. Additional risks associated with these commitments arise when they are drawn upon, such as the demands on liquidity that the Bank could experience if a significant portion were drawn down at once. This is considered unlikely, however, as commitments may expire without having been drawn upon.

The Bank originates loans primarily in Chaffee, Fremont and Lake Counties, Colorado. Although the Bank has a diversified loan portfolio, a substantial portion of its borrower's ability to repay their loans is dependent upon economic conditions in the market area.

NOTE -13 FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair values of the financial instruments are as follows:

	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets:				
Cash	$ 2,873,502	$ 2,873,502	$ 2,759,671	$ 2,759,671
Interest-bearing deposits	8,590,443	8,590,443	9,175,856	9,175,856
Mortgage backed securities	10,306,936	10,320,258	2,220,909	2,250,896
Securities held to maturity	303,039	310,286	0	0
FHLB stock	2,421,600	2,421,600	2,421,600	2,421,600
Loans receivable - net	143,837,129	151,123,000	136,833,818	143,175,000
Financial liabilities				
Deposits	116,142,046	117,113,000	98,517,228	99,311,000
Advances from FHLB	42,641,665	44,869,000	44,124,999	44,989,000

NOTE -14 OTHER NON-INTEREST EXPENSE

	2002	2001
Advertising	$ 92,850	$ 78,798
Stationery Supplies	164,180	150,612
Postage	127,020	102,142
Telephone	67,925	59,692
Dues and Subscriptions	45,935	43,867
Community Support	53,656	48,416
Bank Charges	35,197	42,857
Other	100,864	121,691
	$ 687,627	$ 648,075

NOTE - 15 STOCKHOLDERS' EQUITY

In the years ended June 30, 2002 and 2001, the Company purchased 123,583 and 42,233 shares of its common stock, at a cost of $1,986,832 and $607,162, and retired the stock in accordance with Colorado Revised Statutes

For the years ended June 30, 2002 and 2001, the Company paid a cash dividend of $.50 per share respectively.

NOTE – 16 STOCK OPTION PLAN

The stockholders approved the adoption of the 1998 incentive stock option plan, providing for the award of incentive stock options to key employees and directors of the Company, and its affiliates at the discretion of the Board of Directors. Under the terms of the plan 116,376 shares of the Company's common stock were granted to employees and directors on December 17, 1998. Such options have an option exercise price of $13.125, which was the fair value of the stock at December 17, 1998. The aggregate number of shares deliverable pursuant to awards shall not exceed 145,475 shares. Such stock options will have a term of ten years and a vesting schedule, for employees, which provides that one third of the options, vested at the date of the grant and one third vested January 1, 1999 and one-third January 1, 2000. The directors' options vested at the date of the grant.

The Company applies APB Opinion No. 25 and related interpretations in accounting for the stock option plan. Accordingly, no compensation cost has been recognized. If the Company had elected to recognize compensation cost based on the fair value of the options granted at the grant date (1998) as prescribed by SFAS 123, the effect would not have been material to net income or earnings per share.

A summary of the status of the Company's stock option plan is presented below:

	2002	2001
Outstanding at the beginning of year	116,376	116,376
Granted	0	0
Exercised	0	0
Forfeited	0	0
Outstanding at year end	116,376	116,376
Options exercisable at year end	116,376	116,376

The exercise price for the outstanding options is $13.125 and the remaining contractual life is 6.6 years.

NOTE -16 IMPACT OF NEW ACCOUNTING STANDARDS

In December 2001, the Accounting Standards Executive Committee issued Statement of Position 01-06, Accounting by Certain Entities (Including Entities With Trade Receivables) That Lend to or Finance the Activities of Others. This SOP reconciles and conforms, as appropriate, the accounting and financial reporting provisions established by the BSI Guide, CU Guide, and FC Guide. This SOP eliminates differences in accounting established by the Guides where such differences are not warranted. In addition, the SOP carries forward accounting guidance for transactions unique to certain financial entities. Most of the differences between the respective guides represent presentation or disclosure requirements. The impact of adopting this SOP in December 2001 did not have a material affect on the financial statements or the disclosures.

NOTE -17 CONTINGENCIES AND COMMITMENTS

In the normal course of business, the Bank is involved in various legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the financial position of the Bank.

NOTE -18 CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY)

The following condensed statements summarize the financial position, operating results and cash flows of High Country Bancorp, Inc.,

	2002	2001
CONDENSED BALANCE SHEET		
ASSETS		
Cash and equivalents	$ 125,762	$ 2,550,640
Investment in subsidiary	10,080,587	8,237,730
ESOP note receivable	521,065	626,865
Other	82,918	2,307
	$ 10,810,332	$ 11,417,542
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accruals	$ 37,447	$ 0
Stockholders' equity	10,772,885	11,417,542
	$ 10,810,332	$ 11,417,542
CONDENSED STATEMENT OF INCOME		
For the years ended June 30, 2002 and June 30, 2001		
Equity in undistributed net income of subsidiary	$ 1,822,393	$ 1,248,017
Other net	(153,314)	22,482
	$ 1,669,079	$ 1,270,499

NOTE -18 CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY)

CONDENSED STATEMENT OF CASH FLOWS

For the years ended June 30, 2002 and June 30, 2001		
Operating Activities:		
Net income	$ 1,669,079	$ 1,270,499
Adjustments to reconcile net income to cash provided by operating activities:		
Equity in undistributed net income of subsidiary	(1,822,393)	(1,248,017)
Other	34,633	27,970
Net cash provided by operations	(118,681)	50,452
Investing Activities:		
ESOP note payment	105,800	105,800
Loan (to) payment from subsidiary	0	3,000,000
Dividends received	0	200,000
Net cash provided by investing activities	105,800	3,305,800
Financing Activities:		
Purchase of common stock	(1,986,832)	(607,162)
Dividends paid	(425,165)	(490,207)
Net cash provided (used)by financing activities	(2,411,997)	(1,097,369)
Net increase (decrease) in cash	(2,424,878)	2,258,883
Cash beginning	2,550,640	291,757
Cash ending	$ 125,762	$ 2,550,640

MARKET AND DIVIDEND INFORMATION

Trading in the Common Stock and Dividends Paid

The Company's Common Stock is traded on the Nasdaq SmallCap Market under the symbol "HCBC." As of September 16, 2002, there were 905,409 shares of the Common Stock issued and outstanding and approximately 322 holders of record of the Common Stock (not including shares held in "street name").

The following table sets forth certain information as to the range of the high and low bid prices for the Company's common stock for the calendar quarters since the first quarter of fiscal 2001.

	High Bid (1)	Low Bid (1)	Dividends Paid
Fiscal 2001:			
First Quarter	$ 11.75	$ 11.00	$ --
Second Quarter	14.00	11.31	0.25
Third Quarter	15.50	13.25	--
Fourth Quarter	15.53	15.00	0.25
Fiscal 2002:			
First Quarter	$ 17.00	$ 15.20	$ --
Second Quarter	17.50	15.92	0.25
Third Quarter	17.50	16.75	--
Fourth Quarter	20.50	17.16	0.25

(1) Quotations reflect inter-dealer price, without retail mark-up, mark-down or commissions, and may not represent actual transactions.

Dividend Restrictions

The payment of dividends will be subject to the requirements of applicable law and the determination by the Board of Directors of the Company that the net income, capital and financial condition of the Company and the Bank, thrift industry trends and general economic conditions justify the payment of dividends, and there can be no assurance that dividends will be paid or, if paid, will continue to be paid in the future.

Since the Company initially has no significant source of income other than dividends from the Bank, principal and interest payments on the note payable from the ESOP and earnings from investment of the cash proceeds of the Conversion retained by the Company, the payment of dividends by the Company will depend in large part upon the proceeds from the Conversion retained by the Company and the Company's earnings thereon and the receipt of dividends from the Bank, which is subject to various tax and regulatory restrictions on the payment of dividends. Unlike the Bank, the Company is not subject to regulatory restrictions on the payment of dividends to stockholders. Under the Colorado General Corporation Law, dividends may be paid either out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

BOARD OF DIRECTORS

Larry D. Smith
President and Chief Executive Officer of the Company and the Bank

Philip W. Harsh
Owner and Agent of Fredrickson Brown Insurance Agency

Timothy R. Glenn
Owner and Funeral Director of Lewis & Glenn Funeral Home

Scott G. Erchul
Vice President of the Company and the Bank

Richard A. Young
Partner of Swartz & Young, P.C.

EXECUTIVE OFFICERS

Larry D. Smith
President and Chief Executive Officer of the Company and the Bank

Scott G. Erchul
Vice President of the Company and the Bank

Frank L. DeLay
Chief Financial Officer of the Company and the Bank

OFFICE LOCATIONS

Main Office:
7360 West US Highway 50
Salida, Colorado

Branch Office:
130 West 2nd
Salida, Colorado

Branch Office:
600 Harrison
Leadville, Colorado

Branch Office:
713 East Main
Buena Vista, Colorado

GENERAL INFORMATION

Independent Public Accountants
Grimsley, White & Company,
Certified Public Accountants
La Junta, Colorado

General Counsel
Rush and Rush, P.C.
Salida, Colorado

Special Counsel
Stradley Ronon Stevens & Young, LLP
1220 19th Street, NW, Suite 700
Washington, DC 20036

Annual Meeting
The 2002 Annual Meeting of Stockholders will be held on October 29, 2002 at 5:00 p.m. at High Country Bank, 7360 West US Highway 50, Salida, Colorado 81210

Transfer Agent and Registrar
Illinois Stock Transfer
209 West Jackson Boulevard
Suite 903
Chicago, Illinois 60606
Phone: 1-800-757-5755
Fax: 1-312-427-2879

Annual Report on Form 10-KSB
A copy of the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2002 as filed with the Securities and Exchange Commission will be furnished without charge to stockholders as of the record date for the 2002 Annual Meeting upon written request to Richard A. Young, Secretary, High Country Bancorp, Inc., P.O. Box 1128, Salida, Colorado 81201.